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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of May, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                (Translation of registrant's name into English)

                          Baiyun International Airport
                     Guangzhou, People's Republic of China
                    (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F.   X        Form 40-F.
               -------               -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes.           No.   X
         -------       -------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-            .)
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      China Southern Airlines Company Limited (the "Company") on May 14, 2003
published in two local newspapers in Hong Kong an announcement in Chinese and English concerning the resolutions passed at the 2002 Annual General Meeting. A copy of each of the announcement is included in this Form 6-K of the Company.
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                 (CHINA SOUTHERN AIRLINES COMPANY LIMITED LOGO)
 (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                                ANNOUNCEMENT OF
                 THE RESOLUTIONS OF THE ANNUAL GENERAL MEETING

ANNOUNCEMENT IS HEREBY MADE that the 2002 Annual General Meeting (the "AGM") of China Southern Airlines Company Limited (the "Company") was held at 9:00 a.m., on Tuesday, May 13, 2003 at the Company's headquarters at the Baiyun International Airport, Guangzhou, People's Republic of China ("PRC"). Shareholders and authorized proxies representing 2,258,006,126 shares in aggregate equivalent to 66.92% of the total share capital of the Company, attended the AGM, which is in compliance with the quorum required for the holding of an annual general meeting under the PRC Company Law and the Articles of Association of the Company.

The AGM adopted the following resolutions:

1.   The Report of the Directors for the year 2002 was approved;

2.   The Report of the Supervisory Committee for the year 2002 was approved;

3. The audited consolidated financial statements for the year 2002 were approved;

4. The reappointment of KPMG as the international auditors and of KPMG Huazhen as the PRC auditors of the Company for the year 2003, and the authorization of the Board of Directors to determine the remuneration thereof were approved;

5.   The appointments of Messrs Liu Ming Qi, Peng An Fa, Wang Quan Hua,
     Zhao Liu An, Zhou Yong Qian, Wang Zhi and Sui Guang Jun as directors of the Company, and the authorization of the Board of Directors to determine the remunerations of the new directors were approved;

6. The resignations of Messrs Li Feng Hua, Wang Shao Xi and Zhang Rui Ai as directors of the Company were confirmed and approved;

7.   The extension of time for the validity period of the resolutions (I) to
     (VI) passed at the second Extraordinary General Meeting of the Company on May 21, 2002 in relation to the A Share Issue for 1 year from May 21, 2003 was approved;

8. The extension of time for the validity period of the resolution authorizing the Board of Directors to act and deal with all relevant matters for and on behalf of the Company relating to the A share Issue for 1 year from May 21, 2003 was approved;

9. As a special resolution, the amendment to Article 2 of the Company's Articles of Association was approved;

10. The authorization of the Board of Directors to take such actions on behalf of the Company as it deems necessary to give effect to the special resolution on amendment to Article 2 of the Company's Articles of Association was approved.

China Southern Air Holding Company, as a shareholder being present at the AGM, proposed that the ordinary resolution (8) and special resolution (10) regarding the proposed change of the Company's registered address and the proposed consequential changes to Article 3 of the Company's Articles of Association as stated in the Revised and Restated Notice of Annual General Meeting dated March 24, 2003 be withdrawn from consideration and approval by the shareholders of the Company at the AGM until further notice. The said proposal by China Southern Air Holding Company was approved by the shareholders present at the AGM.


                                                           By order of the Board
                                                                  SU LIANG
                                                              Company Secretary

Guangzhou, the People's Republic of China
May 13, 2003

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China Daily  May 14, 2003
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                     By /s/ Su Liang
                                        ------------------------------------
                                        Name:  Su Liang
                                        Title: Company Secretary

Date: May 14, 2003